1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

April 27, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Ashley Vroman-Lee and Kenneth Ellington

Re:    HMS Income Fund, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form N-2
File Numbers 333-204659 and 814-00939

Ladies and Gentlemen:
On behalf of HMS Income Fund, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in phone calls between (i) Mr. Kenneth Ellington of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Company, on April 7, 2017 and (ii) Ms. Ashley Vroman-Lee of the Staff and William J. Tuttle of Dechert LLP on April 20, 2017. The Company has filed with the Commission Post-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) in response to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics), and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Registration Statement on Form N-2 (Registration Nos. 333-204659 and 814-00939) (as amended, the “Registration Statement”).
Legal Comments

1.
We note in footnote 10 to the fees and expenses table that the ratio of total annual expenses, which included the effect of the conditional incentive fee waiver and internal administrative expense waivers, was 6.89% for the year ended December 31, 2016. Why is this amount in excess of the 5.97% annual expenses shown in the table above?

The Company respectfully submits that the ratio of total annual expenses, which included the effect of the conditional incentive fee waiver and internal administrative expense waivers, of 6.89% represents actual expenses for the year ended December 31, 2016. This figure is higher than those presented in fees and expenses table, which represents a projection of future expenses,

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primarily because the leverage assumption set forth in the table of 50% of net assets is less than actual leverage for the year ended December 31, 2016, which was approximately 74% of net assets. A brief explanation regarding this difference has been added to footnote 10 to the fees and expenses table.

2.	Please update the disclosure throughout the Registration Statement to note that below investment grade debt securities are commonly known as “junk” securities.

As requested, the Company has updated the disclosure throughout the Registration Statement to note that below investment grade debt securities are commonly known as “junk” securities.

3.
Please delete the word generally from the first sentence of the fifth paragraph under the risk factor captioned “We may have limited ability to fund new investments if we are unable to expand, extend or refinance our EverBank Credit Facility or the Deutsche Bank Credit Facility (combined, the “Credit Facilities”).”

As requested, the Company has deleted the word “generally” from the first sentence of the fifth paragraph under the above-captioned risk factor.

4.
We note your disclosure that the Advisers are working with the two portfolio companies on non-accrual status to maximize recovery of the amounts borrowed. Does this create any potential material adverse repercussions to the Company? If so, please disclose such repercussions.

The Company respectfully submits that the Advisers working with the two portfolio companies on non-accrual status does not create any material adverse repercussions to the Company.

5.
Did the Company have a 200% asset coverage as of December 31, 2016 taking into account its unfunded commitments? Please confirm that the Company has a reasonable belief that its assets as of December 31, 2016 provided adequate coverage to allow it to satisfy all of its unfunded commitments and explain the basis for such belief.

The Company respectfully submits that it had a 200% asset coverage ratio as of December 31, 2016 taking into account its unfunded commitments. The Company represents that it reasonably believes that its assets as of December 31, 2016 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments, which totaled $42.7 million as of such date. The bases for the Company’s belief are primarily that (i) the Company maintained cash and cash equivalents of $23.7 million as of December 31, 2016 and (ii) the Credit Facilities permitted additional borrowings of $97.0 million as of December 31, 2016.

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Accounting Comments

6.	Please include an updated consent of the Company’s independent registered public accounting firm if the Registration Statement is not declared effective by April 16, 2017.

As requested, the Company has included in Amendment No. 4 an updated consent of its independent registered public accounting firm.

7.	In the portfolio update on page 3 of the Registration Statement, please disclose the Company’s total return in the third paragraph.

As requested, the Company has included in Amendment No. 4 the Company’s total return for the year ended December 31, 2016.

8.
In the fees and expenses table, please move the line item “Offering expenses” to appear below the heading “Annual expenses (as a percentage of net assets attributable to common stock)”. For purposes of the expense example, the offering expenses should only be reflected in the first year.

As requested, the Company has revised the fees and expenses table to move the line item “Offering expenses” to appear below the heading “Annual expenses (as a percentage of net assets attributable to common stock)”. The offering expenses are included only in the first year for purposes of the expense example.

9.
The total annual expenses in the fees and expenses table appear lower than the expenses shown in the financial highlights footnote to the audited financial statements as of December 31, 2016. Please explain the basis for the discrepancy.

The Company respectfully submits that the total annual expenses in the financial highlights footnote, which represents actual expenses for the year ended December 31, 2016, are higher than those presented in the fees and expenses table, which represents a projection of future expenses, primarily because the leverage assumption set forth in the table of 50% of net assets is less than actual leverage for the year ended December 31, 2016, which was approximately 74% of net assets. A brief explanation regarding this difference has been added to footnote 10 to the fees and expenses table.

10.	Please supplementally provide the Company’s computations for the fee example.

As requested, the Company has supplementally provided to the Staff the computations for the fee example.

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11.	Please delete “, and excluding amortization of offering costs” from footnote 8 to the fees and expenses table.

As requested, the Company has deleted “, and excluding amortization of offering costs” from footnote 8 to the fees and expenses table.

12.	In future financial statements, please separately state each of interest income, fee income and dividend income in the Consolidated Statements of Operations. See Rule 6-07.1 of Regulation S-X.

The Company notes that the breakdown of each of interest income, fee income and dividend income appears in note 2 to the audited financial statements. As requested, in future financial statements, the Company will separately disclose each of interest income, fee income and dividend income in the Consolidated Statements of Operations.

13.	In future financial statements, please disclose the names of the Company’s consolidated subsidiaries in footnote 2 to the financial statements.

As requested, in future financial statements, the Company will disclose the names of the Company’s consolidated subsidiaries in footnote 2 to the financial statements.

14.	In future financial statements, please state in footnote 3 to the second financial highlights table that total return does not include sales load. See Instruction 13.b to Item 4.1 to Form N-2.

The Company respectfully submits that business development companies are not subject to the requirements of Item 4.1 of Form N-2. However, as requested, in future financial statements, the Company will state in footnote 3 to the second financial highlights table that total return does not include sales load.

15.	Please delete footnote 2 from the second financial highlights table. Amortization of offering expenses should not be excluded.

In future financial statements, the Company will delete footnote 2 from the second financial highlights table and include amortization of offering expenses for purposes of the relevant calculation. The Company respectfully submits that revision to its audited financial statements is not required as the Company believes this change is not material. The Company supplementally notes that calculating the ratio of total expenses to average net assets including amortization of offering costs would only increase the ratio for 2016 from 6.89% to 7.06% and there would be no impact on prior years. Because (i) the difference is considered immaterial, (ii) the method of calculating the ratio was clearly disclosed, and (iii) the ratio can otherwise be computed by investors, the Company believes

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that a revision of the audited financial statements for the fiscal year ended December 31, 2016 is not required.

16.	In future financial statements, please disclose in note 8 the net unrealized appreciation (depreciation) on a tax basis. Please see footnote 8 to Rule 12-12 of Regulation S-X.

As requested, the Company will disclose in note 8 to future financial statements, including Quarterly Reports on Form 10-Q, the net unrealized appreciation (depreciation) on a tax basis.

17.	Please confirm that the $79,000 of unrealized depreciation referenced in note 12 is reflected in the financial statements.

As requested, the Company confirms that the $79,000 of unrealized depreciation referenced in note 12 is reflected in the financial statements.

18.	Please confirm that the Consolidated Schedule of Investments in and Advances to Affiliates was audited.

As requested, the Company confirms that the Consolidated Schedule of Investments in and Advances to Affiliates was audited. The report of the Company’s independent registered public accounting firm related to such schedule appears on page F-51 of Amendment No. 4.

19.
In future financial statements or Management’s Discussion and Analysis of Financial Condition and Results of Operations, please disclose the amount of non-recurring income and its impact on the Company’s earnings or yield.

As requested, in future financial statements of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company will disclose the amount of non-recurring income and its impact on the Company’s earnings or yield.

20.	Please confirm that all of the Company’s wholly-owned, and substantially wholly-owned, subsidiaries are consolidated with the Company’s financial statements.

The Company acknowledges the Staff’s comment. The Company hereby confirms that all of its wholly-owned subsidiaries during the time periods presented have been consolidated on the Company’s financial statements. Other than its investment in HMS-ORIX SLF LLC, a joint venture with ORIX Funds Corp. for which the accounting treatment was discussed with the Staff, the Company does not currently maintain any subsidiaries more than 50% of whose equity is owned by the Company.
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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by e-mail at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ William J. Tuttle
William J. Tuttle

cc:	Sherri W. Schugart, HMS Income Fund, Inc.
Ryan T. Sims, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
Thomas J. Friedmann, Dechert LLP

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